ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market in general that Gabriel Amado de Moura, current Gerente General (CEO) of Banco Itaú Chile, will take over the role of Chief Financial Officer (CFO) of the Company replacing Alexsandro Broedel Lopes, who has decided to leave the organization to take on challenges abroad. Gabriel will become a member of the Company's Executive Committee

Gabriel joined Itaú Unibanco in 2000 and throughout his career has led teams and projects in various areas such as Asset Management, Mergers & Acquisitions, Investments, Risks and Finance. He has been at Itaú Chile since 2016 where he was the CFO until 2019. In 2020, he took over the position of CEO of the bank in Chile. He has been a partner at Itaú Unibanco since 2011. He holds a degree in business administration, a master's degree in finance and has attended the MBA program at Wharton School.

André Carvalho Whyte Gailey, current Gerente General (CEO) of Banco Itaú Uruguay, will take over the role of Gerente General (CEO) of Banco Itaú Chile. Agustin Tafernaberry Elorza will take over the role of Gerente General (CEO) of Banco Itaú Uruguay.

The transition process begins immediately, with completion envisioned for October 1st, subject to the required regulatory approvals.

São Paulo (SP), July 5, 2024.

RENATO LULIA JACOB
Head of Corporate Strategy, Investor Relations and Corporate Development